SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes__ No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___)

Table of contents

•        Eni results for the third quarter and nine months of 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: October 29, 2021

Registered Head Office,
Piazzale Enrico Mattei, 1
00144 Roma
Tel. +39 06598.21
www.eni.com
San Donato Milanese
October 29, 2021

Eni results for the third quarter and nine months of 2021

Key operating and financial results

Q2			Q3			Nine months
2021			2021	2020	% Ch.	2021	2020	% Ch.
68.83	Brent dated	$/bbl	73.47	43.00	71	67.73	40.82	66
1.206	Average EUR/USD exchange rate		1.179	1.169	1	1.196	1.125	6
264	Spot Gas price at Italian PSV	€/kcm	491	91	..	319	95	..
1	Spread PSV vs. TTF		(9)	10	..	(2)	15	..
(0.4)	Standard Eni Refining Margin (SERM)	$/bbl	(0.4)	0.7	..	(0.4)	2.2	..
1,597	Hydrocarbon production	kboe/d	1,688	1,701	(1)	1,663	1,740	(4)
2,045	Adjusted operating profit (loss) (a)	€ million	2,492	537	364	5,858	1,410	315
1,841	E&P		2,444	515	..	5,663	745	..
24	Global Gas & LNG Portfolio (GGP)		50	64	(22)	44	427	(90)
190	R&M and Chemicals		186	21	..	256	110	..
108	Eni gas e luce, Power & Renewables		64	57	12	374	333	12
929	Adjusted net profit (loss) (a)(b)		1,431	(153)	..	2,630	(808)	..
0.24	per share - diluted (€)		0.40	(0.04)		0.72	(0.23)
247	Net profit (loss) ⁽ᵇ⁾		1,203	(503)		2,306	(7,838)
0.06	per share - diluted (€)		0.33	(0.14)		0.63	(2.19)
2,797	Cash flow from operations before changes in working capital at replacement cost (a)		3,339	1,774	88	8,096	5,144	57
2,717	Net cash from operations		2,933	1,456	101	7,026	3,834	83
1,519	Net capital expenditure (c)		1,136	899	26	4,042	3,761	7
10,040	Net borrowings before lease liabilities ex IFRS 16		11,309	14,525	(22)	11,309	14,525	(22)
15,323	Net borrowings after lease liabilities ex IFRS 16		16,622	19,853	(16)	16,622	19,853	(16)
40,580	Shareholders' equity including non-controlling interest		40,280	36,533	10	40,280	36,533	10
0.25	Leverage before lease liabilities ex IFRS 16		0.28	0.40		0.28	0.40
0.38	Leverage after lease liabilities ex IFRS 16		0.41	0.54		0.41	0.54

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 20.
(b) Attributable to Eni's shareholders.
(c) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the third quarter and the nine months of 2021 (not subject to audit). Eni CEO Claudio Descalzi said:

“The excellent results this quarter demonstrate our continued strong economic and financial performance. Upstream production has recovered from maintenance and grown by 6% to 1.69 million boe/d in line with guidance. Eni also strengthened its leading position in exploration and in the model of valorizing and developing discovered resources. The company is fast tracking execution of the Baleine Prospect in Ivory Coast to supply gas to the domestic market – designing for the first time an upstream project with net zero operational emissions since the beginning. In the Gas and LNG business, we have optimized our portfolio and have been progressing important negotiations with a significant expected contribution to our full year results. Thanks to the performance of all our businesses, in the third quarter we’ve generated a €2.5 billion adjusted Ebit and a €1.4 billion adjusted net profit amongst the highest of recent years. Furthermore, in the first nine months of this year, strong cash generation and the careful management of costs has created over €4 billion of free cash flow, which more than covers the overall 2021 dividend and buyback. In an increasingly solid business context, we are accelerating our transition plan: the listing of our Retail & Renewables company will allow us to generate further value from a unique business model, which is essential for decarbonising the consumption of our retail customers. We also continue to invest to progress the UK HyNet CCS project, which is competing to obtain funds from the UK Government. Our long-term range of options has been further enhanced with the success of the magnetic fusion test which could lead to a disruptive technological evolution for future power generation. Eni will remain focused on capital discipline to reduce our cash neutrality, the rapid deployment of new technologies to speed up the execution of our decarbonization plans and, on the acceleration in establishing dedicated business vehicles as a key strategic element to focus our growth and to highlight the full value of our portfolio. ”

Highlights

DECARBONISATION STRATEGY

•	Eni has begun the process of launching the Initial Public Offering to list the shares of its newly-formed businesses, comprising EGL, retail, renewable energy production and EV charging points divisions (named conventionally as "ENI R&R"). Eni plans to complete the transaction during 2022 (further information on this transaction, including the name of the new company, will be made public during the capital markets day, scheduled on November 22, 2021). This transaction aims to unlock the value of this asset by giving greater visibility to its unique competitive advantages, in line with the Company's strategy to deliver value through the energy transition and the achievement of net zero emissions.
•	A major milestone was reached by CFS[1], of which Eni is the largest shareholder, in its research on magnetic confinement fusion, which promises to be a game changer for decarbonisation technologies, making it possible to potentially produce large amounts of virtually infinite energy in a safe and sustainable manner, with no resulting GHG emissions.
•	Signed agreements with governmental agencies and state-owned oil companies in the Republic of Congo, Angola and Kenya for the joint development of circular economy and decarbonisation projects, aimed at developing crops not in competition with the food supply-chain at an industrial scale to supply Eni’s bio-refineries.
•	Eni has launched its first Energy Compact, a public commitment recognized by the United Nations, to accelerate progress towards Sustainable Development Goal No. 7 relating to accessible and clean energy and the targets of the Paris Agreement. Eni has thereby taken on a leading role in contributing to global climate targets, in line with the company’s strategic commitment to achieve carbon neutrality by 2050.
•	Eni scored among the ten best companies of the newly launched ESG MIB index of Euronext, with the company’s leadership also recognized in the main ESG ratings and specialized indexes (MSCI, Sustainalytics, V.E, FTSE4Good Developed Index), obtaining Prime Status index from the ISS ESG rating. Excellent results also in climate-focused ratings (Climate Action 100+ Net Zero Benchmark, Carbon Tracker, Transition Pathway Initiative).

Q3 AND NINE MONTHS 2021 RESULTS

•	Macroeconomic growth, the normalization of global stocks, the production management of the OPEC+ alliance, withheld capital spending by international O&G companies, and finally a disruption to production in the Gulf of Mexico caused by Hurricane Ida drove up the price of crude oil in the third quarter with the Brent crude oil benchmark averaging 73.5 $/bbl in Q3; up by 7% vs. Q2 2021.
•	Natural gas prices in Europe reached all-time highs: Q3 prices averaged approximately 500 €/kcm for the main benchmarks: TTF (Northern European hub) and PSV (Italian spot market) with increases respectively of +500% and +400% vs. the same period of the previous year, while almost doubling compared to Q2 2021, due to an increasingly tight market due to lower global supplies, lower storage levels than historical averages at the peak of the injection season and strong demand led by the economic recovery. On the negative side, the PSV-TTF spread continued to decline, plunging into negative territory in Q3 for the first time in history to -9 €/kcm, down from +1 €/kcm in the Q2 2021 and from +10 €/kcm in the same quarter 2020.
•	Chemical margins have slowed down from the record values of the last quarter, in particular the polyethylene spread at approximately 450 €/tonnes on average in Q3 almost halved compared to Q2 2021; elastomer and styrene spreads were still at high levels, although remained lower than the previous quarter.
•	The refining scenario in the European/Mediterranean region remained depressed with the Eni benchmark margin SERM down to historic lows (-0.4 $/bbl on average in the quarter, in line with the previous) due to the strong increase of Brent prices, oversupplies of medium distillates and high cost of gas.

1 Commonwealth Fusion Systems, spin-out company of Massachusetts Institute of Technology (MIT).

•	Group adjusted EBIT: €2.49 bln in the Q3 2021, up by 22% vs. Q2 2021 (€5.86 bln in the nine months 2021, an increase of €4.4 bln, +315% vs the nine months 2020). The quarterly Group result was driven by the positive performance of all Eni’s businesses:
-	E&P: EBIT of €2.44 bln, up by 33% vs. Q2 2021 (+375% vs. the same period of 2020) due to a strengthening price scenario and a 6% increase in production to 1.69 mln boe/d. In the nine months 2021, EBIT was €5.66 bln (+660% vs. nine months 2020) mainly due to the ability to fully capture the upside in hydrocarbon prices;
-	EGL, Power & Renewables business: EBIT at €64 mln, declining when compared to the Q2 2021 due to seasonal factors; up by 12% from the same period of 2020. In the nine months 2021, EBIT amounted to €374 mln, up by 12% compared to the nine months 2020;
-	R&M: positive EBIT of €161 mln compared to a loss of €12 mln in Q2 2021 (+€87 mln compared to the Q3 2020) thanks to higher throughputs and volumes sold through the retail stations’ network benefitting from the economic recovery as well as seasonal factors due to the driving season. In the nine months 2021, the performance was affected by a weak refining scenario and higher costs for CO2 emission allowances with an EBIT lower by €304 mln compared to the nine months 2020;
-	Chemicals: EBIT of €25 mln, declining by €177 mln compared to the Q2 2021 (+€78 mln vs. the same period 2020) due to a normalization in products margins and a catch up in maintenance activity that was delayed to capture the upside of the strong Q2 market. In the nine months 2021, EBIT amounted to €266 mln (a loss of €184 mln in the nine months 2020) reflecting the turnaround driven by the post-pandemic recovery, temporary products shortages and greater plant utilization rates;
-	GGP: EBIT of €50 mln, more than doubled compared to the Q2 2021. The positive performance in the quarter leveraged on capturing the spike in spot prices, which enabled to optimize the portfolio more than offsetting the negative PSV – TTF spread. The comparison with the corresponding reporting periods of 2020 (EBIT was -22% vs. Q3 2020; €44 mln in the nine months of 2021 compared to over €400 mln in 2020) has been affected by trends in gas prices spreads, significant one-off positive effects accounted for in 2020 from portfolio optimizations and contractual renegotiations.
•	Adjusted net profit: €1.43 bln in Q3 2021 with an increase of 54% vs. Q2 2021 due to the ability to catch market scenario and production growth. In comparison to the corresponding 2020 reporting periods, impacted by the COVID pandemic, it saw a material recovery: up by €1.6 bln and €3.4 bln respectively vs. Q3 and the nine months 2020 due to a better operating performance, improved results of equity accounted investments and a normalized Group tax rate (50% in the nine months of 2021) due to a lowered tax rate in the E&P segment due to a broad-based recovery in taxable profit and a better profitability outlook of the green activities in Italy.
•	Cash flow from operations before changes in working capital at replacement cost: €3.3 bln in the Q3 2021, enough to fund net capex of €1.1 bln. In the nine months of 2021, the Group generated €8.1 bln of cash flow, which after funding €4 bln of net capex left a free cash flow of over €4 bln.
•	Portfolio: net investment of about €2.2 bln in the nine months 2021, including net borrowings of acquired entities, fully deployed to accelerate growth in the renewables and low-carbon businesses.
•	Net borrowings ante IFRS 16: €11.3 bln, down by €0.3 bln vs. December 31, 2020. Leverage lowered to 0.28 (vs. 0.31 as of December 31, 2020).
•	Paid the 2021 interim dividend in September amounting to €0.43 per share, equal to 50% of the 2021 dividend, with a cash out of €1.5 bln.
•	Buy-back: started the €400 mln buy-back program at the end of August; as of October 22, 2021, 17.63 mln shares were purchased at a cost of €197 mln.

Outlook 2021

•	FY 2021 cash flow from operations before changes in working capital at replacement cost expected to grow to approximately €12 bln under assumption of a Brent scenario of 70 $/bbl and a SERM benchmark refining margin slightly in negative territory.
•	Reaffirmed the guidance for hydrocarbon production at almost 1.7 mln boe/d for the FY 2021. Q4 hydrocarbon production expected at 1.76 mln boe/d.
•	Upgraded the target of new exploration resources to 700 mln boe in 2021, mainly due to the significant discovery in Ivory Coast (previously guided 500 mln boe).
•	Renewable installed capacity expected to reach 1.2 GW at year end (2 GW including capacity under construction), much higher than the initial target for 2021.
•	GGP: expected to exceed €500 mln of adjusted EBIT and €300 mln of free cash flow thanks to continuing portfolio optimization in this favorable market scenario and to expected one off contribution from the conclusion of contract renegotiations underpinning the alignment with current and future gas market conditions. This guidance could be possibly revised upward under sustained volatile and tight market conditions.
•	Eni gas e luce & Renewables: adjusted EBIT confirmed at €350 mln; pro-froma adjusted EBITDA confirmed at €600 mln.
•	Downstream: pro-forma adjusted EBIT at about €200 million, which is expected to be negatively affected by a deteriorated margin environment driven by higher feedstock and utilities costs. This guidance could be revised downward under current market conditions.
•	2021 organic capex confirmed at approximately €6 bln, of which approximately €4.5 bln in the E&P segment.
•	Leverage expected at around 0.28.

Business overview

Exploration & Production

•	Q3 Hydrocarbon production: 1.69 million boe/d, up by 1.2% net of price effects compared to the same period of 2020 and up by 6% vs. Q2 2021 (1.66 million boe/d in the nine months of 2021; down by 4%).
Growth was fueled by continuing production ramp-up at the giant Zohr and Merakes gas fields respectively in Egypt and Indonesia, with the latter achieving first gas the last April.
In the nine months of 2021, production fell compared to the nine months 2020 due to greater maintenance activity (in Norway, Italy and the UK), lower activity in Nigeria and mature fields decline.
Start-ups and ramp-ups added 64 kboe/d (on average in the nine months) mainly due to Merakes in Indonesia, Berkine in Algeria, the Mahani gas project in the Sharjah Emirate (UAE), as well as the tie-in of satellite discoveries Cuica and Cabaca North in the 15/06 Block, offshore Angola.
The infrastructure-led exploration (ILX) campaign with short time-to-market has successfully progressed at Block 15/06 in Angola (Eni operator w.i. 36.84%), with the start-up in September of the Cabaca North satellite discovery following the one of Cuica in July, so to extend the production plateau and the residual useful life of the FPSO "Armada Olombendo" which operates the Block.
•	In the nine months 2021, over 600 mmboe of explorative resources were discovered as part of an exploration strategy soundly balanced between near-field/ILX activities and selected initiatives in high-risk/high-rewards plays.

Main discoveries of the third quarter 2021:

-	an offshore oil discovery in Mexico in the prospect Sayulita in the operated Block 10 (Eni 65%) where the Saasken discovery was made in 2020. The new well identified 150-200 million barrels of oil in place that have boosted the commerciality prospects of the area;
-	an oil discovery offshore Ghana in the Eban prospect in the operated Block CTP 4 (Eni 42.5%), close to the production hub of Sankofa;
-	a discovery offshore Ivory Coast in the prospect Baleine in the operated Block CI-101 (Eni 90%), which identified an estimated potential between 1.5 and 2 billion barrels of oil in place and between 1.8 and 2.4 trillion cubic feet (TCF) of associated gas.

•	In the nine months, Eni renewed the exploration portfolio with the addition of approximately 13,000 square kilometers of new leases in Angola, the UAE, Vietnam, the UK, Norway and Ivory Coast.
•	As part of the Memorandum of Understanding for the development of the Gela area in Sicily, started the construction of the treatment plant for the gas that will be extracted from the Argo and Cassiopea fields, with investments of over €700 million. The completion is expected in the next three years with first gas in the first half of 2024.
•	Portfolio rationalization:

-	Angola: activities have been progressing with BP to combine the respective upstream portfolios in the country, establishing a jointly controlled venture based on the Vår Energi business model.

•	Decarbonisation initiatives:

-	In line with the strategy of energy transition:

o	in Egypt, Eni signed an agreement with the state energy and gas companies to assess the economic feasibility of green and blue hydrogen production, in synergy with the storage of CO2 in depleted natural gas fields;

o	signed a Memorandum of Understanding (MoU) with Mubadala Petroleum, aimed at identifying cooperation opportunities in the energy transition, including development of hydrogen and CO2 capture, utilization and storage;

o	signed MoU with the governments and competent authorities of the Republic of Congo, Angola and Kenya for the joint development of circular economy and decarbonisation projects, relating in particular to cultivations on an industrial scale not in competition with the agri-food chain to provide feedstock to Eni’s biorefineries.

-	As part of the HyNet North West project for the construction of a CO2 capture/storage hub in the UK, Eni signed a framework agreement with the partner Progressive Energy Limited to accelerate the project, where Eni will develop and manage the transport and storage of CO2 at the semi-depleted oilfields in the Liverpool Bay area. In October, the submission of the HyNet Consortium Cluster to the Cluster Sequencing process for CCS was accepted as a Track 1 project in the phase one bid held by the UK government, which will pave the way to a possible start-up of the project in 2025.

-	Signed a memorandum of understanding with Uniper in the United Kingdom to evaluate decarbonisation initiatives in Wales with the option of utilizing depleted Eni oilfields in the Liverpool Bay to convert them to CO2 storage hubs.

Global Gas & LNG Portfolio

•	Signed an agreement with CPC Corporation, a Taiwan utility company, for the delivery of a carbon neutral LNG cargo, certified according to internationally recognized standards. The LNG will be sourced from the Bontang liquefaction terminal in Indonesia, feed with the gas produced by Eni’s Jangkrik field.

Refining & Marketing and Chemicals

•	In the third quarter of 2021, the volumes of palm oil supplied to the production of bio-diesel was reduced by approximately 50 percentage points compared to third quarter 2020 (down by 29 percentage points in the nine months of 2021), leveraging on the start-up of a new Biomass Treatment Unit (BTU) at the Gela bio-refinery enabling the use of up to 100% of biomass not in competition with the food chain for the production of biofuels.

•	Signed a strategic agreement with Aeroporti di Roma (ADR) to promote decarbonisation initiatives in the airline sector and to accelerate the green transition of airports. This agreement foresees the introduction of sustainable aviation fuels (SAF) and for ground handling fuelled with HVO (Hydrotreated Vegetable Oil) over the coming months.

•	Started in October the production of sustainable aviation fuels (SAF) with the aim of contributing to the decarbonisation of the airline sector in the short-to-medium term. Eni SAF are produced exclusively from scraps and residues, in line with the strategic decision to phase-out the palm oil from 2023.

•	Signed a joint cooperation and licensing agreement with Chevron Lummus Global covering the two partners’ respective portfolio of refining hydrocracking technologies, with the object of delivering to refiners all over the world a broad range of conversion options, including the complete conversion of the residual fraction into valuable distillate products.

•	Agreement with BASF for the development of a new technology for the production of bio-propanol from glycerin, a side stream of the production of industrial biodiesel (FAME - fatty acid methil esters). Propanol obtained via this innovative method can be easily added as a drop-in bio-fuel component to gasoline.

•	As part of Eni's strategy to grow sustainable mobility, an agreement was signed to offer battery swapping at Eni service stations for the XEV YOYO electric city cars. The agreement also provides that from 2022 zero-emission XEV YOYO city cars will become part of the Enjoy car sharing fleet. The new vehicle was officially presented in October at Rom-E, a festival dedicated to eco-sustainability, new energy sources and smart mobility.

•	Signed an agreement with the Municipality of Taranto and the Kyma group for the development of initiatives to optimize waste management leveraging Eni’s technologies and of integrated solutions for the sustainable mobility, such as the use of biofuels and biomethane for the Kyma fleet and the installation of electric charging columns for public transport vehicles.

•	Versalis has acquired the technology and plants of Ecoplastic, an Italian company specializing in the recycling of styrenic polymers, with a view of fastening developments in advanced mechanical recycling and expand the portfolio of the Versalis Revive® range of recycled polymers. The agreement is a first step for the start of the revamping project of the Porto Marghera plant, which provides by the next year the installation of plants to produce styrenic polymers obtained entirely from recycling used materials. The overall capacity of this first phase will be around 20,000 tonnes/year.

•	Finalized the acquisition of the entire share capital of Finproject by Versalis which exercised the call option to buy the remaining 60% of the share capital, following the initial acquisition of a 40% participating interest in 2020. The acquisition is complementary to the Versalis specialties portfolio and aims to create an all-Italian leading platform, with high-performance formulated polymer applications and compounding, less subject to commodity fluctuations.

Eni gas e luce, Power & Renewables

•	Growth of the retail/business portfolio to 9.97 million of PoD, up by approximately 270,000 PoD compared to December 31, 2020 (up by 3%) leveraging the growth in Greece and the acquisition of 100% of Aldro Energía, engaged in the retail market in Spain and Portugal.

•	Strong acceleration in the build-up of the capacity of generation from renewable sources leveraging on targeted tuck-in acquisitions that can be quickly integrated into the Eni portfolio:

o	In Italy finalized the acquisition by Glennmont Partners and PGGM Infrastructure Fund of a portfolio of thirteen onshore wind facilities already in operation, with a total capacity of 315 MW.

o	In Spain finalized in October the acquisition from Azora Capital of a portfolio of nine renewable energy projects consisting of three wind facilities in operation and one under construction for a total of 234 MW and five photovoltaic projects at an advanced stage of development for about 0.9 GW.

o	Finalized in October the acquisition of Dhamma Energy Group, owner of a pipeline of photovoltaic projects in France/Spain, at various stages of maturity with a target installed capacity of about 3 GW, and installations already in operation or under construction with a capacity of approximately 120 MW.

•	As of September 30, 2021, the installed capacity from renewable sources is 834 MW, which grew almost threefold compared to 31 December 2020 (307 MW). At the end of the year with the finalization of the announced deals it is expected a renewable capacity installed/under construction of 2 GW, strongly increasing compared to the previous forecast of about 1 GW, while the only figure of installed capacity increases from an initial estimate of 0.7 GW to 1.2 GW at the end of 2021.

•	Vårgronn, joint venture between Eni and HitecVision, has signed a collaboration agreement with Equinor for the possible development of offshore wind installations in the North Utsira area. In addition, established an alliance with Agder Energi and GIG, one of the world’s largest green infrastructure developers, for the joint participation in the competitive bid launched by the Norwegian authorities for the development of offshore wind facilities in the area of Sørlige Nordsjø II, targeting to install up to 3 GW of new capacity.

•	Agreement with Red Rock Power, a Scottish company active in the development of offshore wind projects, to submit a joint bid for a competitive tender for the allocation of wind power generation capacity in Scotland, as well as for further future projects. The initiative will benefit from the collaboration of Transmission Investment, engaged in the field of electricity transmission in the UK.

•	Signed an agreement for the acquisition of 100% of the company Be Power Spa, which through the subsidiary Be Charge is the second Italian operator of installing and operating charging columns for electric cars with over 5,000 charging points. The operation will be completed upon receipt of the authorizations by the competent Authorities.

•	Eni gas e luce, through Evolvere, has acquired 100% of PV Family, an innovative start-up that manages My Solar Family, the largest digital community of prosumers (consumers/energy producers) in Italy with over 80,000 members.

•	Signed an agreement with Hyundai for the development of electric mobility in Italy with the aim of expanding the range of solutions for charging electric cars and to boost energy efficiency.

ESG performance

•	Signed a three-year partnership agreement with the International Agency for Renewable Energy - IRENA to promote renewable energy and accelerate the energy transition in fossil fuel exporting countries. The main goal is to promote the integration of the African continent into the biofuels value chain, through institutional capacity building initiatives, agribusiness and industrial development aimed at the production of advanced biofuels, encouraging the decarbonisation of the transport sector and contributing to increased development opportunities.

•	Eni was confirmed as a participant in the Global Compact LEAD for its constant commitment to the United Nations Global Compact and support for the Ten Principles for Responsible Business.

Business segments operating results

Exploration & Production

Production and prices

Q2			Q3			Nine months
2021			2021	2020	% Ch.	2021	2020	% Ch.
	Production
779	Liquids	kbbl/d	805	817	(1)	799	854	(6)
4,339	Natural gas	mmcf/d	4,688	4,694		4,584	4,705	(2)
1,597	Hydrocarbons	kboe/d	1,688	1,701	(1)	1,663	1,740	(4)
	Average realizations
63.76	Liquids	$/bbl	68.44	39.64	73	63.21	35.55	78
4.95	Natural gas	$/kcf	6.95	3.44	102	5.50	3.71	48
45.94	Hydrocarbons	$/boe	52.94	29.06	82	46.61	28.03	66

•	In the third quarter of 2021, hydrocarbon production averaged 1.69 million boe/d (1.66 million boe/d in the nine months 2021). Net of price effects, production increased by 1.2% from the third quarter 2020; the sequential performance was more significant with a growth of 6% when compared to the second quarter of 2021. The increase was driven by a robust performance in Egypt and Indonesia due to the continuing production ramp-up at the flagship projects of Zohr and Merakes in a context of strong global demand for gas and LNG and also thanks to the restart of the Damietta liquefaction plant, as well as to the progressive easing of OPEC+ production quotas with the easing of production caps (in particular in Kazakhstan and Angola). When compared the third quarter 2021 performance with the same quarter of the previous year, these increases more than offset the negative effects due to prolonged maintenance activities in Norway, Italy and the UK, lower activity in Nigeria and mature field declines. In the nine months these negative factors had a greater weight, resulting in a decline of about 4% (net of price effect).
•	Oil production was 805 kbbl/d, down by 1% from the same quarter of the previous year (799 kbbl/d in the nine months, down by 6% compared to the nine months 2020). This reduction was due to higher maintenance activity, price effect, the decline in Nigeria and in mature fields as well as the impact of hurricane Ida in the GoM, partially offset by production growth in Egypt.
•	Natural gas production was 4,688 mmcf/d in the quarter, in line with the same period of 2020 (4,584 mmcf/d in the nine months, down by 2%). The ramp-up at Zohr (Egypt) and Merakes (Indonesia) boosted by strong global demand was offset by the impacts of natural declines and lower activity in Nigeria.

Results

Q2		Q3			Nine months
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
2,269	Operating profit (loss)	2,335	514	..	6,000	(1,164)	..
(428)	Exclusion of special items	109	1		(337)	1,909
1,841	Adjusted operating profit (loss)	2,444	515	375	5,663	745	660
(97)	Net finance (expense) income	(73)	(102)		(266)	(271)
129	Net income (expense) from investments	209	58		428	101
81	of which: - Vår Energi	121	37		264	45
(831)	Income taxes	(1,067)	(402)		(2,540)	(1,079)
1,042	Adjusted net profit (loss)	1,513	69	..	3,285	(504)	..
	Results also include:
91	Exploration expenses:	100	26	..	232	462	(50)
63	- prospecting, geological and geophysical expenses	42	43		144	143
28	- write-off of unsuccessful wells	58	(17)		88	319
950	Capital expenditure	951	673	41	2,757	2,691	2

•	In the third quarter of 2021, the recovery in the profitability of the Exploration & Production has gained momentum with an adjusted operating profit of €2,444 million, a 33% increase from the second quarter of 2021 (compared to the year-ago quarter impacted by pandemic crisis, the result increased by 375%). The increase was supported by the ongoing recovery of the oil scenario with the reference Brent price increasing by 7% (up by 71% compared to the third quarter 2020), while a tight gas market drove materially higher spot prices, up by 86% vs. the second quarter 2021 and 439% vs. the same period of 2020. Against this backdrop, Eni’s realized prices of liquids increased by 7%, whereas natural gas realized prices increased by 40% compared to the second quarter of 2021, (up by 73% and 102% when comparing with the third quarter of 2020). Higher production volumes (up by 6% from 2Q 2021) also contributed positively to the quarterly performance. On the negative side, the result was impacted by higher write-offs of unsuccessful exploration wells. In the nine months of 2021, the adjusted operating profit was €5,663 million, an increase of €4.9 billion compared to the same period of 2020 (up by 660%) due to materially higher realized prices (up by 78% and 48% vs. nine months of 2020 for liquids and gas, respectively) and lower exploration costs relating to unsuccessful wells, partly offset by lower production volumes.

•	The segment reported an adjusted net profit of €1,513 million in the third quarter of 2021 compared to a profit of €69 million in the same period of the previous year (up by €1.4 billion; up by €3.8 billion in the nine months) due to a recovery in operating profit and better results of the Vår Energi JV (up by €84 million and €219 million in the third quarter and the nine months, respectively). The adjusted net profit benefitted from an improved scenario that drove a reduction in the tax rate due to a more favorable geographic mix of profits (in terms of reducing share of taxable income in Countries with a higher tax rate), as well as to the circumstance that the 2020 reporting period was affected by a number of drivers leading to tax dis-optimizations.

For the disclosure on business segment special charges, see page 14.

Global Gas & LNG Portfolio

Sales

Q2			Q3			Nine months
2021			2021	2020	% Ch.	2021	2020	% Ch.
264	Spot Gas price at Italian PSV	€/kcm	491	91	439	319	95	235
262	TTF		500	81	..	321	80	..
1	Spread PSV vs. TTF		(9)	10	..	(2)	15	..
	Natural gas sales	bcm
9.07	Italy		8.90	10.55	(16)	26.63	28.65	(7)
6.31	Rest of Europe		6.59	4.27	54	20.49	14.74	39
0.65	of which: Importers in Italy		0.71	0.79	(10)	2.16	2.73	(21)
5.66	European markets		5.88	3.48	69	18.33	12.01	53
1.57	Rest of World		1.65	1.16	42	4.45	3.03	47
16.95	Worldwide gas sales ⁽*⁾		17.14	15.98	7	51.57	46.42	11
3.00	of which: LNG sales		2.90	2.10	38	8.10	6.60	23

 (*) Data include intercompany sales.

•	In the third quarter of 2021, natural gas sales of 17.14 bcm increased by 7% compared to the same period of 2020, due to the higher gas volumes marketed outside Italy (Turkey and France) driven by the reopening of the economies and by higher volumes of LNG sold mainly by the Damietta liquefaction plant. In the nine months of 2021, natural gas sales were 51.57 bcm, up by 11%, due to the same drivers disclosed in the quarterly review.

Results

Q2		Q3			Nine months
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
(311)	Operating profit (loss)	(1,725)	(205)	..	(1,965)	(42)	..
335	Exclusion of special items	1,775	269		2,009	469
24	Adjusted operating profit (loss)	50	64	(22)	44	427	(90)
(1)	Net finance (expense) income	(7)			(11)
1	Net income (expense) from investments		2		(2)	(11)
(17)	Income taxes	(18)	(3)		(29)	(126)
7	Adjusted net profit (loss)	25	63	(60)	2	290	..
15	Capital expenditure	1	1		16	8	100

•	In the third quarter of 2021, the Global Gas & LNG Portfolio segment reported an adjusted operating profit of €50 million, more than doubled compared to the second quarter of 2021. The positive performance in the quarter leveraged on capturing the spike in spot prices, which enabled to optimize the portfolio more than offsetting the negative PSV – TTF spread as well as on the growth of the LNG volumes, thanks to the higher volume availability in Egypt, following the restart of Damietta plant and in Indonesia. Instead, the performance vs. last-year comparative periods was negatively affected (down by 22% vs. the third quarter of 2020, while in the nine months 2021, profit of €44 million was a significant decline from the over €400 million earned in the nine months 2020) by narrowing spreads of PSV vs. TTF spot prices and by the circumstance that the year-ago reporting periods benefitted from gas portfolio optimizations and other one-off revenues.

For the disclosure on business segment special charges, see page 14.

Refining & Marketing and Chemicals

Production and sales

Q2			Q3			Nine months
2021			2021	2020	% Ch.	2021	2020	% Ch.
(0.4)	Standard Eni Refining Margin (SERM)	$/bbl	(0.4)	0.7	..	(0.4)	2.2	..
4.00	Throughputs in Italy	mmtonnes	4.53	3.68	23	12.38	10.89	14
2.75	Throughputs in the rest of World		2.77	2.43	14	8.07	6.59	22
6.75	Total throughputs		7.30	6.11	19	20.45	17.48	17
75	Average refineries utilization rate	%	83	69		76	68
145	Bio throughputs	ktonnes	163	151	8	472	527	(10)
57	Average bio refineries utilization rate	%	63	53		62	62
	Marketing
1.79	Retail sales in Europe	mmtonnes	2.07	2.02	2	5.33	4.98	7
1.27	Retail sales in Italy		1.45	1.41	3	3.76	3.42	10
0.52	Retail sales in the rest of Europe		0.62	0.61	2	1.57	1.56	1
22.6	Retail market share in Italy	%	22.3	23.0		22.4	23.4
2.00	Wholesale sales in Europe	mmtonnes	2.29	2.21	4	6.01	6.04	..
1.46	Wholesale sales in Italy		1.70	1.58	8	4.45	4.25	5
0.54	Wholesale sales in the rest of Europe		0.59	0.63	(6)	1.56	1.79	(13)
	Chemicals
1.14	Sales of petrochemical products	mmtonnes	1.03	1.10	(7)	3.35	3.01	11
65	Average plant utilization rate	%	60	66		66	61

•	In the third quarter of 2021, the Standard Eni Refining Margin has continued on the declining trend that has lasted for about a year with the average of the period remaining in negative territory at minus 0.4 $/bbl, in line with previous quarters and sharply down from +0.7 $/bbl reported in the comparison period. The already weak trend has experienced a further bearish acceleration since the end of September with unprecedented negative values due to high spot prices for gas to which refinery throughputs and utilities are indexed, in addition to the pre-existing weak fundamentals due to rising costs of the oil feedstock supported by OPEC+ production management and the weakness of some end markets that have negatively affected spreads of products in particular jet fuel and diesel due to oversupply. On the positive side, widening spreads of sour crudes vs. the light Brent benchmark (-2.4 $/bbl Ural vs. Brent compared to +0.4 $/bbl recorded in the quarter of 2020) helped refining margins.
•	In the third quarter of 2021, throughputs on own account at Eni’s refineries in Italy were 4.53 mmtonnes, 23% higher than the third quarter 2020 (up by 14% vs. the nine months of 2020) in response to a lower impact of the COVID-19 pandemic compared to the third quarter 2020 which was negatively affected by the partial lockdown of the economy, partly offset by a depressed refining scenario. Throughputs elsewhere increased at the ADNOC plants, where, in the year-ago quarter, the performance was negatively affected by a prolonged plant standstill.
•	In the third quarter of 2021, bio throughputs were 163 ktonnes, up by 8% compared to the same period of 2020, due to higher volumes processed at Gela biorefinery. In the nine months of 2021, bio throughputs were 472 ktonnes, down by 10% from the same period of the previous year against the backdrop of a depressed trading environment.
•	In the third quarter of 2021, retail sales in Italy were 1.45 mmtonnes, up by 3% y-o-y due to the restart of economic activities and travel. In the nine months retail sales amounted to 3.76 mmtonnes, up by 10%; an increase that reflects the fact that 2020 was impacted by the lockdown measures during the pandemic. The market share in the third quarter 2021 was 22.3% (23% in the third quarter 2020).

•	In the third quarter of 2021, wholesale sales in Italy were 1.70 mmtonnes, up by 8% compared to the same period of 2020 (4.45 mmtonnes in the nine months; up by 5%), driven by higher sales in the jet fuel segment following the partial resumption of the aviation sector.
•	Sales of petrochemical products were 1.03 mmtonnes in the third quarter, decreasing by 7% compared to the same period of 2020, due to lower product availability for planned maintenance standstills, mainly in the styrenics (down by 14%) and the intermediates (down by 8%) businesses. In the nine months the business reported higher sales volumes (3.35 mmtonnes, up by 11% vs. the nine months of 2020) due to the macroeconomic recovery, the rebound in product demand in key segments such as the automotive, packaging and durable goods sectors. Furthermore, the increase in the nine months was driven by higher plant availability also benefitting from the rescheduling of the multi-year maintenance program, rebound in product demand and lower imports from the USA and the Middle East which were also due to temporary products shortage.
•	Petrochemical product margins improved significantly in the downstream lines driven by macroeconomic recovery, which mitigated competitive pressure, and contingent factors due to temporary supply shortages during the first half of the year. The exceptionally strong products spread vs feedstocks recorded in the second quarter 2021 moderated in the third quarter as plants affected by contingent issues returned to normal activity (approximately 450 €/tonnes, down by 40% vs. second quarter 2021). Styrenics/elastomers also reported improved margins due to higher demand. Cracker margins declined in the nine months due to higher oil-based feedstock costs (Virgin Naphtha).

Results

Q2		Q3			Nine months
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
(424)	Operating profit (loss)	399	(22)	..	284	(2,324)	..
(350)	Exclusion of inventory holding (gains) losses	(302)	30		(1,134)	1,400
964	Exclusion of special items	89	13		1,106	1,034
190	Adjusted operating profit (loss)	186	21	..	256	110	..
(12)	- Refining & Marketing	161	74	..	(10)	294	..
202	- Chemicals	25	(53)	..	266	(184)	..
2	Net finance (expense) income	(9)	1		(19)	(6)
(2)	Net income (expense) from investments	19	(61)		(14)	(90)
(14)	of which: ADNOC R&GT	4	(77)		(45)	(109)
(35)	Income taxes	(54)	(18)		(57)	(55)
155	Adjusted net profit (loss)	142	(57)	..	166	(41)	..
208	Capital expenditure	162	138	17	497	515	(3)

•	In the third quarter of 2021, the Refining & Marketing business reported an adjusted operating profit of €161 million, which more than doubled compared to the third quarter 2020 and representing a sharp recovery from the loss of €12 million reported in the second quarter of 2021 due to higher volumes processed by refineries (up by 19%) as well as plant optimizations, and higher retail sales benefitting from the reopening of the economy and increased mobility, including the positive effect of the driving season. These positives more than offset the depressed refining scenario (both traditional and bio) as well as higher marketing expenses to support promotional campaigns and higher incentives to operators of Eni service stations. In the nine months 2021, the business reported a loss of €10 million due to a material decline in refining margins and higher expenses for the purchase of emission allowances partly offset by a recovery in volumes, compared to an adjusted operating profit of €294 million supported by positive refining margins in the nine months 2020.
•	When compared with 2020, the Chemical business, managed by Versalis, reported a strong improvement (up by €78 million vs. the third quarter of 2020 and up by €450 million vs. nine months of 2020) due to a global economic recovery that supported demands and margins of plastic commodities softening competitive pressure. This was also driven by higher plant availability as well as certain contingent issues reducing imports from non-EU countries leading product shortages in the area, enabling the business to capture market opportunities. In addition, the green chemicals business reported growth. The comparison with the second quarter 2021 shows a certain margin normalization, in particular polyethylene, which benefited from extraordinary market conditions, resulting in a sequential reduction of the adjusted operating profit of approximately 90%, and was also affected by a rescheduling of the multi-year maintenance program from the second quarter to the third one.

For the disclosure on business segment special charges, see page 14.

Eni gas e luce, Power & Renewables

Production and sales

Q2			Q3			Nine months
2021			2021	2020	% Ch.	2021	2020	% Ch.
	EGL & Renewables
1.08	Retail gas sales	bcm	0.63	0.67	(6)	5.23	5.18	1
3.86	Retail power sales to end customers	TWh	4.22	3.06	38	11.77	9.08	30
9.95	Retail/business customers (POD)	mln pod	9.97	9.67	3	9.97	9.67	3
141	Energy production from renewable sources	GWh	249	108	131	507	252	101
331	Installed capacity from renewables at period end	MW	834	276	202	834	276	202
71	of which: - photovoltaic	%	48	80		48	80
26	- wind		51	17		51	17
3	- installed storage capacity		1	3		1	3
	Power
6.55	Power sales in the open market	TWh	7.82	6.65	18	20.79	18.75	11
5.08	Thermoelectric production		5.81	5.43	7	16.01	15.77	2

•	Retail gas sales amounted to 0.63 bcm in the third quarter of 2021, down by 6% compared to the same period of 2020. In the nine months of 2021, retail gas sales were 5.23 bcm, increasing by 1% as a result of the lower impact of COVID-19 and the contribution from the acquisition of Aldro Energía.
•	Retail power sales to end customers were 4.22 TWh in the third quarter of 2021, increasing by 38%, benefitting from the aforementioned acquisition of Aldro Energía as well as the growth of activities in Italy and abroad (11.77 TWh in the nine months of 2021, up by 30%).
•	Energy production from renewable sources amounted to 249 GWh in the third quarter of 2021, more than double the same period of 2020 (507 GWh in the nine months of 2021; doubled vs. the comparative period) mainly due to the entry into production of new plants in Italy and in the U.S..
•	As of September 30, 2021, the installed capacity from renewables was 834 MW.
•	Power sales in the open market were 7.82 TWh in the third quarter of 2021, increasing by 18% from the comparative period (20.79 TWh in the nine months of 2021, up by 11% compared to the same period of 2020) due to higher volumes marketed to power exchange.

Results

Q2		Q3			Nine months
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
598	Operating profit (loss)	2,059	43	..	2,887	256	..
(490)	Exclusion of special items	(1,995)	14		(2,513)	77
108	Adjusted operating profit (loss)	64	57	12	374	333	12
71	- Eni gas e luce & Renewables	30	35	(14)	277	208	33
37	- Power	34	22	55	97	125	(22)
(1)	Net finance (expense) income				(1)	(1)
(3)	Net income (expense) from investments	(3)	(3)			4
(34)	Income taxes	(11)	(15)		(100)	(102)
70	Adjusted net profit (loss)	50	39	28	273	234	17
76	Capital expenditure	98	63	56	258	204	26

•	In the third quarter of 2021, the Eni gas e luce & Renewables business reported an adjusted operating profit of €30 million, which remained substantially unchanged from the same period of 2020. In the nine months the profit amounted to €277 million with an increase of 33%. Performance was supported by gains in the extra-commodity business, as well as benefits from the integration of the distributed photovoltaic business (Evolvere), marketing initiatives in Italy, a growth in customer base following expansion in Greece, the acquisition of Aldro Energía in Spain, and lower than expected credit losses, following an improved economic cycle.
•	The power generation business from gas-fired plants reported an adjusted operating profit of €34 million, up by 55% vs. the third quarter of 2020 due to higher dispatching margins and lower expenses. In the nine months of 2021, the result was a profit of €97 million, down by 22% and was driven by an unfavorable trading environment and lower one-off effects.

For the disclosure on business segment special charges, see page 14.

Group results

Q2		Q3			Nine months
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
16,294	Sales from operations	19,021	10,326	84	49,809	32,356	54
1,995	Operating profit (loss)	2,793	220	..	6,650	(3,555)	..
(351)	Exclusion of inventory holding (gains) losses	(300)	(7)		(1,115)	1,387
401	Exclusion of special items ⁽ᵃ⁾	(1)	324		323	3,578
2,045	Adjusted operating profit (loss)	2,492	537	..	5,858	1,410	..
	Breakdown by segment:
1,841	Exploration & Production	2,444	515	375	5,663	745	660
24	GGP	50	64	(22)	44	427	(90)
190	Refining & Marketing and Chemicals	186	21	..	256	110	..
108	EGL, Power & Renewables	64	57	12	374	333	12
(111)	Corporate and other activities	(109)	(84)	(30)	(366)	(423)	13
(7)	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(143)	(36)		(113)	218
	Utile (perdita) operativo adjusted - continuing operations						#DIV/0!
247	Net profit (loss) attributable to Eni's shareholders	1,203	(503)	..	2,306	(7,838)	..
(252)	Exclusion of inventory holding (gains) losses	(212)	(5)		(793)	986
934	Exclusion of special items ⁽ᵃ⁾	440	355		1,117	6,044
929	Adjusted net profit (loss) attributable to Eni's shareholders	1,431	(153)	..	2,630	(808)	..

(a) For further information see table "Breakdown of special items".

Adjusted results

•	In the third quarter of 2021, the Group reported an adjusted operating profit of €2,492 million, a 22% increase compared to the second quarter of 2021 (up by €447 million) due to strengthening hydrocarbon prices, supported by better fundamentals and a tight natural gas market which drove material increases in the price of natural gas across all geographies. These positive trends coupled with growth in oil and gas production boosted the E&P performance (up by €603 million compared to the second quarter 2021, or 33%). The Group result for the quarter was also supported by a recovery in the mid-downstream businesses which were negatively affected in the previous quarter by an unfavorable scenario, with the R&M business returning to a positive result (€161 million compared to a loss of €12 million in the second quarter) and the GGP business more than doubling the performance at €50 million (up by €26 million vs. the second quarter 2021). The EGL, Power & Renewables segment continued to report steady results (profit of €64 million). The Chemical business also performed well albeit at a slower pace than the previous quarters due to a normalizing margin environment following the extraordinary margin trends reported in the second quarter 2021. The Group performance increased more than 300% compared to the third quarter and nine months 2020 due to a strong recovery in commodity prices driven by completely different market conditions which turned to balanced/undersupply compared to oversupplied markets a year ago, due to the reopening of the economies hit by the pandemic and a strong macroeconomic cycle which drove hydrocarbons demands and material stock draws. These trends resulted in robust price increases for all energy commodities (Brent price of 68 $/bbl on average up by approximately 70% y-o-y; the Italian reference spot price “PSV” of natural gas was up by 224 €/kcm, or 235%). All in all, the increasing performance reported by the Group (up by €2 billion in the quarter; €4.4 billion in nine months) was due to a strong commodity scenario.

•	Adjusted net result was back at pre-COVID levels with €1,431 million in the third quarter 2021, a noticeable improvement compared to the loss incurred in third quarter 2020 of €153 million due to an improved operating profit and higher results at equity-accounted JVs and associates (in particular the positive performance of the JV Vår Energi up by €84 million and of the ADNOC R&GT associate up by €81 million). In the nine months of 2021 adjusted net profit was €2,630 million, compared to a loss of €808 million in the nine months of 2020; the improvement was helped also by a better consolidated tax rate.
•	Review of the Group’s tax rate: in the nine months of 2021 the consolidated tax rate was 50% in line with Group historical averages. The main driver of this trend was the normalization of the E&P tax rate, which was driven by a better geographical mix of profits on the back of the strengthened scenario, which lowered the relative weight of jurisdictions characterized by higher tax rates, like Libya, Egypt, Algeria and the UAE, as well as the fact that the 2020 reporting period was affected by a number of tax dis-optimizations resulting in a particularly high tax rate. Furthermore, an improved profitability outlook of Italian green activities, mainly EGL & Renewables, allowed for the recognition of deferred tax assets against the fiscal losses incurred in the reporting period by Italian subsidiaries.

Special items

The breakdown of special items recorded in operating profit by segment (a net loss of €323 million in the nine months 2021, nil in the third quarter 2021) is as follows:

•	E&P: in the third quarter special charges of €110 million were recorded, mainly relating to a provision against a probable settlement of a commercial dispute. The nine-month period included net gains of €337 million relating to the reversals of previously recognized impairment losses for €373 million, which related to gas fields in Italy and fields in Turkmenistan, Libya, Algeria, Nigeria, Timor Leste and the USA driven by an improved hydrocarbon pricing environment. Gains were also recorded in relation to the disposal of a non-strategic asset in Nigeria (€75 million) and the reinstatement of a previously written-off receivable due by a state-controlled partner in connection with the underlifting of volumes of crude oil. The main losses were attributable to risk provisions as well as the write-off of exploration projects due to a complex geopolitical and environmental context;
•	GGP: net charges of €2,009 million (€1,775 million in the third quarter) mainly included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (€2,135 million and €1,920 million in the nine months and third quarter, respectively) following a noticeable increase in natural gas prices. This charge was partly offset by a gain due to the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€307 million in the nine months); and the reclassification to adjusted operating profit of the positive balance of €154 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;
•	R&M and Chemicals: the third quarter recorded net losses (€89 million) mainly relating to the write down of capital expenditures made for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows. In the nine-months period, net charges of €1,106 million were incurred due to impairment losses taken at operated refineries and joint operations in Italy and in Europe for an overall amount of €900 million leading to the complete write-off of the stated book values, which were driven by the projections of lower future expected cash flows on the back of a deteriorated margin environment and the forecast of higher expenses for emission allowances. Other charges include the write down (approximately €140 million) of capital expenditures made for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows. Other special items related to environmental charges (€79 million), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charge of €31 million);

•	EGL, Power & Renewables: net gains of €2,513 million in the nine months (€1,995 million in the third quarter) including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges driven by record growth of natural gas prices recorded in September 2021.

Special items recorded at equity-accounted investments mainly referred to impairment losses recorded at certain Cash Generating Units at the JV Vår Energi, mainly driven by a delay in the start-up of certain projects and cost overruns as well as a gain relating to the alignment of raw material and products inventories to their net realizable values at period end at ADNOC R&GT.

Net borrowings and cash flow from operations

Q2		Q3			Nine months
2021	(€ million)	2021	2020	Change	2021	2020	Change
252	Net profit (loss)	1,208	(501)	1,709	2,320	(7,833)	10,153
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,810	- depreciation, depletion and amortization and other non monetary items	1,828	1,860	(32)	6,101	10,165	(4,064)
(6)	- net gains on disposal of assets	(4)	(2)	(2)	(92)	(6)	(86)
1,088	- dividends, interests and taxes	1,675	658	1,017	3,810	2,624	1,186
(606)	Changes in working capital related to operations	(757)	(74)	(683)	(2,554)	614	(3,168)
204	Dividends received by equity investments	185	85	100	539	413	126
(839)	Taxes paid	(993)	(352)	(641)	(2,495)	(1,424)	(1,071)
(186)	Interests (paid) received	(209)	(218)	9	(603)	(719)	116
2,717	Net cash provided by operating activities	2,933	1,456	1,477	7,026	3,834	3,192
(1,250)	Capital expenditure	(1,200)	(889)	(311)	(3,589)	(3,457)	(132)
(351)	Investments	(553)	(95)	(458)	(1,424)	(359)	(1,065)
68	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	18	1	17	255	13	242
70	Other cash flow related to investing activities	(220)	(339)	119	(145)	(723)	578
1,254	Free cash flow	978	134	844	2,123	(692)	2,815
(634)	Net cash inflow (outflow) related to financial activities	(469)	507	(976)	(1,654)	970	(2,624)
(265)	Changes in short and long-term financial debt	(1,028)	372	(1,400)	(1,389)	3,279	(4,668)
(226)	Repayment of lease liabilities	(230)	(214)	(16)	(675)	(676)	1
(844)	Dividends paid and changes in non-controlling interests and reserves	(1,617)	(423)	(1,194)	(2,461)	(1,960)	(501)
1,985	Net issue (repayment) of perpetual hybrid bond				1,975		1,975
(14)	Effect of changes in consolidation and exchange differences of cash and cash equivalent	17	(24)	41	39	(36)	75
1,256	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(2,349)	352	(2,701)	(2,042)	885	(2,927)
2,797	Adjusted net cash before changes in working capital at replacement cost	3,339	1,774	1,565	8,096	5,144	2,952
Q2		Q3			Nine months
2021	(€ million)	2021	2020	Change	2021	2020	Change
1,254	Free cash flow	978	134	844	2,123	(692)	2,815
(226)	Repayment of lease liabilities	(230)	(214)	(16)	(675)	(676)	1
(71)	Net borrowings of acquired companies	(254)		(254)	(495)	(67)	(428)
101	Exchange differences on net borrowings and other changes	(146)	307	(453)	(208)	347	(555)
(844)	Dividends paid and changes in non-controlling interest and reserves	(1,617)	(423)	(1,194)	(2,461)	(1,960)	(501)
1,985	Net issue (repayment) of perpetual hybrid bond				1,975		1,975
2,199	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(1,269)	(196)	(1,073)	259	(3,048)	3,307
226	Repayment of lease liabilities	230	214	16	675	676	(1)
(241)	Inception of new leases and other changes	(260)	100	(360)	(970)	(356)	(614)
(15)	Change in lease liabilities	(30)	314	(344)	(295)	320	(615)
2,184	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(1,299)	118	(1,417)	(36)	(2,728)	2,692

Net cash provided by operating activities for the nine months of 2021 was €7,026 million, an increase of €3.2 billion compared to the nine months of 2020 driven by a better scenario in the upstream segment. The cash flow benefitted from a higher amount of trade receivables due in subsequent reporting periods divested to financing institutions (approximately €1.8 billion) compared to the fourth quarter 2020 (approximately +€0.4 billion).

Cash flow from operations before changes in working capital at replacement cost was €8,096 million. This non-GAAP measure includes net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses relating to oil and products and provisions for extraordinary credit losses and other charges, as well as the fair value of commodity derivatives lacking the formal criteria to be designated as hedges and the fair value of forward gas sale contracts with physical delivery which were not accounted in accordance with the own use exemption.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities for the nine months of 2021 and 2020 is provided below:

	Nine months 2021
(€ million)	Reported	Stock profit	FV derivatives	Provisions for extraordinary credit losses and other charges	Adjusted
Cash flow before working capital	9,580	(1,115)	(432)	63	8,096
Changes in working capital	(2,554)	1,115	432	(63)	(1,070)
CFFO	7,026				7,026

	Nine months 2020
(€ million)	Reported	Stock profit	FV derivatives	Provisions for extraordinary credit losses and other charges	Adjusted
Cash flow before working capital	3,220	1,387	389	148	5,144
Changes in working capital	614	(1,387)	(389)	(148)	(1,310)
CFFO	3,834				3,834

On an adjusted basis, the cash outflows due to the working capital (approximately €1 billion) were driven by the change in the book value of the natural gas inventory held by the GGP segment reflecting the increased commodity prices, net utilizations of provisions, and the utilization of advances cashed in previous reporting period to fund operations at the Zohr project which were offset with the value of volumes of gas invoiced to our Egyptian state-owned counterparts.

Cash outflows for capital expenditure, investments and business combinations were €5 billion, including the acquisition of a 20% interest in the Dogger Bank A/B offshore wind project in the North Sea, the 100% interest in Aldro Energía in the retail gas business, the 100% interest in Fri-El Biogas Holding engaged in the bio-gas business in Italy as well as a portfolio of companies operating wind power assets in Italy. Net of the above-mentioned non-organic items and of utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (approximately €500 million), net capital expenditures amounted to €4 billion, up by approximately 7%. In the nine months of 2021 net capex were fully funded by the adjusted cash flow.

Net financial borrowings before IFRS16 decreased by about €0.3 billion mainly due to the two issuance of hybrid bonds for €2 billion and the free cash flow provided by operating activities (approximately €2.1 billion), partly offset by the payment of dividends to Eni’s shareholders of approximately €2.4 billion (the 2020 balance dividend of €0.24 per share for a total amount of approximately €0.8 billion and the 2021 interim dividend of €0.43 per share for a total amount of €1.5 billion), the payment of lease liabilities for €0.7 billion and the consolidation of debt of acquired subsidiaries (€0.5 billion).

Summarized Group Balance Sheet

(€ million)	Sept. 30, 2021	Dec. 31, 2020	Change

Fixed assets
Property, plant and equipment	55,124	53,943	1,181
Right of use	4,817	4,643	174
Intangible assets	3,724	2,936	788
Inventories - Compulsory stock	1,021	995	26
Equity-accounted investments and other investments	7,390	7,706	(316)
Receivables and securities held for operating purposes	1,097	1,037	60
Net payables related to capital expenditure	(1,362)	(1,361)	(1)
	71,811	69,899	1,912
Net working capital
Inventories	5,648	3,893	1,755
Trade receivables	10,505	7,087	3,418
Trade payables	(11,815)	(8,679)	(3,136)
Net tax assets (liabilities)	(3,940)	(2,198)	(1,742)
Provisions	(12,934)	(13,438)	504
Other current assets and liabilities	(1,334)	(1,328)	(6)
	(13,870)	(14,663)	793
Provisions for employee post-retirements benefits	(1,193)	(1,201)	8
Assets held for sale including related liabilities	154	44	110
CAPITAL EMPLOYED, NET	56,902	54,079	2,823

Eni's shareholders equity	40,192	37,415	2,777
Non-controlling interest	88	78	10
Shareholders' equity	40,280	37,493	2,787
Net borrowings before lease liabilities ex IFRS 16	11,309	11,568	(259)
Lease liabilities	5,313	5,018	295
- of which Eni working interest	3,676	3,366	310
- of which Joint operators' working interest	1,637	1,652	(15)
Net borrowings after lease liabilities ex IFRS 16	16,622	16,586	36
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	56,902	54,079	2,823
Leverage before lease liabilities ex IFRS 16	0.28	0.31	(0.03)
Leverage after lease liabilities ex IFRS 16	0.41	0.44	(0.03)
Gearing	0.29	0.31	(0.01)

•	As of September 30, 2021, fixed assets of €71.8 billion increased by €1.9 billion from December 31, 2020: capital expenditures and acquisitions during the period and the positive impact of exchange rates differences were partly offset by DD&A and net impairment charges (the period-end exchange rate of EUR vs. USD was 1.158, down by 6% compared to 1.227 at December 31, 2020).

•	Net working capital (-€13.9 billion) increased by €0.8 billion due to an increased value of oil and products inventories due to the weighted-average cost method of accounting in an environment of rising prices, a higher balance between trade receivables and trade payables (approximately up by €0.3 billion) and utilizations of provisions for €0.5 billion, partly offset by the recognition of income taxes for the period of €1.7 billion.

•	Shareholders’ equity (€40.3 billion) increased by approximately €2.8 billion compared to December 31, 2020 due to the net profit for the period (€2.32 billion), the issuance of hybrid bonds for €2 billion and positive foreign currency translation differences (about €2 billion) reflecting the appreciation of the US dollar vs. the euro as of September 30, 2021 vs. December 31, 2020, partly offset by the payment of dividends to Eni shareholders (balance dividend 2020 of €0.8 billion and the 2021 interim dividend of €1.5 billion), as well as a change in the cash flow hedge reserve of €1 billion reflecting trends in gas prices.

•	Net borrowings[2] before lease liabilities as of September 30, 2021 were €11.31 billion, down by €0.3 billion from December 31, 2020.

•	Leverage[3] – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 - was 0.28 at September 30, 2021, lower than December 31, 2020 (0.31).

2 Details on net borrowings are furnished on page 28.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 20 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results of the third quarter and the nine months of 2021 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the second and third quarter of 2021, the nine months of 2021 and for the third quarter and the nine months of 2020. Information on the Company’s financial position relates to end of the periods as of September 30, 2021 and December 31, 2020.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2020 Annual Report on Form 20-F filed with the US SEC on April 2, 2021, which investors are urged to read.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and nine months of 2021 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Third Quarter 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	2,335	(1,725)	399	2,059	(130)	(145)	2,793
Exclusion of inventory holding (gains) losses			(302)			2	(300)
Exclusion of special items:
environmental charges	10		14				24
impairment losses (impairment reversals), net	3		69		4		76
impairment of exploration projects
net gains on disposal of assets			(4)				(4)
risk provisions	65				9		74
provision for redundancy incentives	4	2	5		8		19
commodity derivatives		1,920	(1)	(2,082)			(163)
exchange rate differences and derivatives	5	98	(6)	(3)			94
other	22	(245)	12	90			(121)
Special items of operating profit (loss)	109	1,775	89	(1,995)	21		(1)
Adjusted operating profit (loss)	2,444	50	186	64	(109)	(143)	2,492
Net finance (expense) income ⁽ᵃ⁾	(73)	(7)	(9)		(142)		(231)
Net income (expense) from investments ⁽ᵃ⁾	209		19	(3)	(71)		154
Income taxes ⁽ᵃ⁾	(1,067)	(18)	(54)	(11)	130	41	(979)
Tax rate (%)							40.5
Adjusted net profit (loss)	1,513	25	142	50	(192)	(102)	1,436
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							1,431
Reported net profit (loss) attributable to Eni's shareholders							1,203
Exclusion of inventory holding (gains) losses							(212)
Exclusion of special items							440
Adjusted net profit (loss) attributable to Eni's shareholders							1,431

(a) Excluding special items.

(€ million)
Third Quarter 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	514	(205)	(22)	43	(111)	1	220
Exclusion of inventory holding (gains) losses			30			(37)	(7)
Exclusion of special items:
environmental charges			13				13
impairment losses (impairment reversals), net	(24)		14	(1)	7		(4)
net gains on disposal of assets			(2)				(2)
risk provisions	22				4		26
provision for redundancy incentives	7	1	4	26	15		53
commodity derivatives		318	(27)	(14)			277
exchange rate differences and derivatives	7	(93)	(1)	3			(84)
other	(11)	43	12		1		45
Special items of operating profit (loss)	1	269	13	14	27		324
Adjusted operating profit (loss)	515	64	21	57	(84)	(36)	537
Net finance (expense) income (a)	(102)		1		(88)		(189)
Net income (expense) from investments (a)	58	2	(61)	(3)	(23)		(27)
Income taxes (a)	(402)	(3)	(18)	(15)	(44)	10	(472)
Tax rate (%)							..
Adjusted net profit (loss)	69	63	(57)	39	(239)	(26)	(151)
of which:
- Adjusted net profit (loss) of non-controlling interest							2
- Adjusted net profit (loss) attributable to Eni's shareholders							(153)
Reported net profit (loss) attributable to Eni's shareholders							(503)
Exclusion of inventory holding (gains) losses							(5)
Exclusion of special items							355
Adjusted net profit (loss) attributable to Eni's shareholders							(153)

(a) Excluding special items.

(€ million)
Nine months 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	6,000	(1,965)	284	2,887	(424)	(132)	6,650
Exclusion of inventory holding (gains) losses			(1,134)			19	(1,115)
Exclusion of special items:
environmental charges	19		79		5		103
impairment losses (impairment reversals), net	(373)		1,039		12		678
impairment of exploration projects	22						22
net gains on disposal of assets	(75)		(17)	(1)	1		(92)
risk provisions	97		(4)		8		101
provision for redundancy incentives	19	2	23	1	30		75
commodity derivatives		2,135	31	(2,598)			(432)
exchange rate differences and derivatives	6	154	(8)	(5)			147
other	(52)	(282)	(37)	90	2		(279)
Special items of operating profit (loss)	(337)	2,009	1,106	(2,513)	58		323
Adjusted operating profit (loss)	5,663	44	256	374	(366)	(113)	5,858
Net finance (expense) income (a)	(266)	(11)	(19)	(1)	(405)		(702)
Net income (expense) from investments (a)	428	(2)	(14)		(283)		129
Income taxes(a)	(2,540)	(29)	(57)	(100)	53	32	(2,641)
Tax rate (%)							50.0
Adjusted net profit (loss)	3,285	2	166	273	(1,001)	(81)	2,644
of which:
- Adjusted net profit (loss) of non-controlling interest							14
- Adjusted net profit (loss) attributable to Eni's shareholders							2,630
Reported net profit (loss) attributable to Eni's shareholders							2,306
Exclusion of inventory holding (gains) losses							(793)
Exclusion of special items							1,117
Adjusted net profit (loss) attributable to Eni's shareholders							2,630

(a) Excluding special items.

(€ million)
Nine months 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	(1,164)	(42)	(2,324)	256	(512)	231	(3,555)
Exclusion of inventory holding (gains) losses			1,400			(13)	1,387
Exclusion of special items:
environmental charges	1		74				75
impairment losses (impairment reversals), net	1,657		1,070	5	13		2,745
net gains on disposal of assets	1		(5)		(2)		(6)
risk provisions	107				6		113
provision for redundancy incentives	17	2	9	27	36		91
commodity derivatives		469	(125)	45			389
exchange rate differences and derivatives	7	(100)	(15)				(108)
other	119	98	26		36		279
Special items of operating profit (loss)	1,909	469	1,034	77	89		3,578
Adjusted operating profit (loss)	745	427	110	333	(423)	218	1,410
Net finance (expense) income (a)	(271)		(6)	(1)	(439)		(717)
Net income (expense) from investments (a)	101	(11)	(90)	4	(69)		(65)
Income taxes (a)	(1,079)	(126)	(55)	(102)	(14)	(55)	(1,431)
Tax rate (%)							227.9
Adjusted net profit (loss)	(504)	290	(41)	234	(945)	163	(803)
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							(808)
Reported net profit (loss) attributable to Eni's shareholders							(7,838)
Exclusion of inventory holding (gains) losses							986
Exclusion of special items							6,044
Adjusted net profit (loss) attributable to Eni's shareholders							(808)

(a) Excluding special items.

(€ million)
Second quarter 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,269	(311)	(424)	598	(131)	(6)	1,995
Exclusion of inventory holding (gains) losses			(350)			(1)	(351)
Exclusion of special items:
environmental charges	9		41		5		55
impairment losses (impairment reversals), net	(382)		946		5		569
impairment of exploration projects	22						22
net gains on disposal of assets	1		(7)		1		(5)
risk provisions	32		(4)		(1)		27
provision for redundancy incentives	8		8		9		25
commodity derivatives		369	10	(490)			(111)
exchange rate differences and derivatives	(5)	(27)	7				(25)
other	(113)	(7)	(37)		1		(156)
Special items of operating profit (loss)	(428)	335	964	(490)	20		401
Adjusted operating profit (loss)	1,841	24	190	108	(111)	(7)	2,045
Net finance (expense) income (a)	(97)	(1)	2	(1)	(124)		(221)
Net income (expense) from investments (a)	129	1	(2)	(3)	(175)		(50)
Income taxes (a)	(831)	(17)	(35)	(34)	76	1	(840)
Tax rate (%)							47.4
Adjusted net profit (loss)	1,042	7	155	70	(334)	(6)	934
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							929
Reported net profit (loss) attributable to Eni's shareholders							247
Exclusion of inventory holding (gains) losses							(252)
Exclusion of special items							934
Adjusted net profit (loss) attributable to Eni's shareholders							929

(a) Excluding special items.

Breakdown of special items

Q2		Q3		Nine months
2021	(€ million)	2021	2020	2021	2020
55	Environmental charges	24	13	103	75
569	Impairment losses (impairment reversals), net	76	(4)	678	2,745
22	Impairment of exploration projects			22
(5)	Net gains on disposal of assets	(4)	(2)	(92)	(6)
27	Risk provisions	74	26	101	113
25	Provisions for redundancy incentives	19	53	75	91
(111)	Commodity derivatives	(163)	277	(432)	389
(25)	Exchange rate differences and derivatives	94	(84)	147	(108)
(156)	Other	(121)	45	(279)	279
401	Special items of operating profit (loss)	(1)	324	323	3,578
79	Net finance (income) expense	(90)	86	(88)	84
	of which:
25	- exchange rate differences and derivatives reclassified to operating profit (loss)	(94)	84	(147)	108
449	Net income (expense) from investments	50	(85)	452	1,256
	of which:
449	- impairment/revaluation of equity investments	50	(57)	452	837
5	Income taxes	481	30	430	1,126
934	Total special items of net profit (loss)	440	355	1,117	6,044

Analysis of Profit and Loss account items

Sales from operations

Q2		Q3			Nine months
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
4,690	Exploration & Production	5,548	3,344	66	14,469	10,095	43
3,028	Global Gas & LNG Portfolio	4,687	1,233	280	10,630	4,853	119
9,697	Refining & Marketing and Chemicals	10,364	6,635	56	27,948	18,783	49
2,012	EGL, Power & Renewables	2,394	1,467	63	7,136	5,414	32
426	Corporate and other activities	405	365	11	1,217	1,113	9
(3,559)	Consolidation adjustments	(4,377)	(2,718)		(11,591)	(7,902)
16,294		19,021	10,326	84	49,809	32,356	54

Operating expenses

Q2		Q3			Nine months
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
11,857	Purchases, services and other	13,808	7,531	83	35,925	24,717	45
(67)	Impairment losses (impairment reversals) of trade and other receivables, net	99	3	..	166	214	(22)
702	Payroll and related costs	626	677	(8)	2,119	2,219	(5)
25	of which: provision for redundancy incentives and other	19	53		75	91
12,492		14,533	8,211	77	38,210	27,150	41

DD&A, impairments, reversals and write-off

Q2		Q3			Nine months
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
1,361	Exploration & Production	1,510	1,529	(1)	4,313	4,866	(11)
39	Global Gas & LNG Portfolio	43	31	39	117	94	24
128	Refining & Marketing and Chemicals	118	135	(13)	384	433	(11)
64	EGL, Power & Renewables	79	54	46	201	156	29
38	Corporate and other activities	37	36	3	110	109	1
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)		(24)	(24)
1,622	Total depreciation, depletion and amortization	1,779	1,777		5,101	5,634	(9)
569	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	76	(4)	..	678	2,745	(75)
2,191	Depreciation, depletion, amortization, impairments and reversals	1,855	1,773	5	5,779	8,379	(31)
24	Write-off of tangible and intangible assets	70	(36)	..	99	311	(68)
2,215		1,925	1,737	11	5,878	8,690	(32)

Income (expense) from investments

(€ million)
Nine months 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	(124)	(2)	63		(361)	(424)
Dividends	87		33			120
Other income (expense), net		(3)	(13)		(3)	(19)
	(37)	(5)	83		(364)	(323)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Jun. 30, 2021	(€ million)	Sept. 30, 2021	Dec. 31, 2020	Change
26,677	Total debt	26,111	26,686	(575)
5,587	- Short-term debt	4,742	4,791	(49)
21,090	- Long-term debt	21,369	21,895	(526)
(9,713)	Cash and cash equivalents	(7,364)	(9,413)	2,049
(6,407)	Securities held for trading	(6,464)	(5,502)	(962)
(517)	Financing receivables held for non-operating purposes	(974)	(203)	(771)
10,040	Net borrowings before lease liabilities ex IFRS 16	11,309	11,568	(259)
5,283	Lease Liabilities	5,313	5,018	295
3,635	- of which Eni working interest	3,676	3,366	310
1,648	- of which Joint operators' working interest	1,637	1,652	(15)
15,323	Net borrowings after lease liabilities ex IFRS 16	16,622	16,586	36
40,580	Shareholders' equity including non-controlling interest	40,280	37,493	2,787
0.25	Leverage before lease liability ex IFRS 16	0.28	0.31	(0.03)
0.38	Leverage after lease liability ex IFRS 16	0.41	0.44	(0.03)

Pro-forma leverage
(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	16,622	1,637	14,985

Shareholders' equity including non-controlling interest	40,280		40,280

Pro-forma leverage	0.41		0.37

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Consolidated financial statements

BALANCE SHEET
(€ million)
	Sept. 30, 2021	Dec. 31, 2020
ASSETS
Current assets
Cash and cash equivalents	7,364	9,413
Other financial activities held for trading	6,464	5,502
Other financial assets	1,032	254
Trade and other receivables	14,652	10,926
Inventories	5,648	3,893
Income tax assets	156	184
Other assets	19,588	2,686
	54,904	32,858
Non-current assets
Property, plant and equipment	55,124	53,943
Right of use assets	4,817	4,643
Intangible assets	3,724	2,936
Inventory - compulsory stock	1,021	995
Equity-accounted investments	6,369	6,749
Other investments	1,021	957
Other financial assets	1,085	1,008
Deferred tax assets	5,235	4,109
Income tax assets	155	153
Other assets	1,174	1,253
	79,725	76,746
Assets held for sale	268	44
TOTAL ASSETS	134,897	109,648
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,276	2,882
Current portion of long-term debt	2,466	1,909
Current portion of long-term lease liabilities	943	849
Trade and other payables	16,014	12,936
Income taxes payable	422	243
Other liabilities	22,611	4,872
	44,732	23,691
Non-current liabilities
Long-term debt	21,369	21,895
Long-term lease liabilities	4,370	4,169
Provisions for contingencies	12,934	13,438
Provisions for employee benefits	1,193	1,201
Deferred tax liabilities	7,126	5,524
Income taxes payable	359	360
Other liabilities	2,420	1,877
	49,771	48,464
Liabilities directly associated with assets held for sale	114
TOTAL LIABILITIES	94,617	72,155
Share capital	4,005	4,005
Retained earnings	22,888	34,043
Cumulative currency translation differences	5,878	3,895
Other reserves and equity instruments	5,808	4,688
Treasury shares	(693)	(581)
Net profit (loss)	2,306	(8,635)
Total Eni shareholders' equity	40,192	37,415
Non-controlling interest	88	78
TOTAL SHAREHOLDERS' EQUITY	40,280	37,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	134,897	109,648

GROUP PROFIT AND LOSS ACCOUNT

Q2		Q3		Nine months
2021	(€ million)	2021	2020	2021	2020
16,294	Sales from operations	19,021	10,326	49,809	32,356
346	Other income and revenues	233	194	884	654
16,640	Total revenues	19,254	10,520	50,693	33,010
(11,857)	Purchases, services and other	(13,808)	(7,531)	(35,925)	(24,717)
67	Impairment reversals (impairment losses) of trade and other receivables, net	(99)	(3)	(166)	(214)
(702)	Payroll and related costs	(626)	(677)	(2,119)	(2,219)
62	Other operating (expense) income	(3)	(352)	45	(725)
(1,622)	Depreciation, Depletion and Amortization	(1,779)	(1,777)	(5,101)	(5,634)
(569)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(76)	4	(678)	(2,745)
(24)	Write-off of tangible and intangible assets	(70)	36	(99)	(311)
1,995	OPERATING PROFIT (LOSS)	2,793	220	6,650	(3,555)
592	Finance income	857	1,023	2,688	3,176
(956)	Finance expense	(943)	(1,505)	(3,048)	(4,101)
11	Net finance income (expense) from financial assets held for trading	2	25	21	18
53	Derivative financial instruments	(57)	182	(275)	106
(300)	FINANCE INCOME (EXPENSE)	(141)	(275)	(614)	(801)
(519)	Share of profit (loss) of equity-accounted investments	53	26	(424)	(1,378)
20	Other gain (loss) from investments	51	32	101	57
(499)	INCOME (EXPENSE) FROM INVESTMENTS	104	58	(323)	(1,321)
1,196	PROFIT (LOSS) BEFORE INCOME TAXES	2,756	3	5,713	(5,677)
(944)	Income taxes	(1,548)	(504)	(3,393)	(2,156)
252	Net profit (loss)	1,208	(501)	2,320	(7,833)
	attributable to:
247	- Eni's shareholders	1,203	(503)	2,306	(7,838)
5	- Non-controlling interest	5	2	14	5

	Earnings per share (€ per share)
0.06	- basic	0.33	(0.14)	0.63	(2.19)
0.06	- diluted	0.33	(0.14)	0.63	(2.19)
	Weighted average number of shares outstanding (million)
3,572.5	- basic	3,570.1	3,572.5	3,571.7	3,572.5
3,577.9	- diluted	3,575.4	3,575.4	3,577.0	3,575.4

COMPREHENSIVE INCOME (LOSS)

	Q3		Nine months
(€ million)	2021	2020	2021	2020
Net profit (loss)	1,208	(501)	2,320	(7,833)
Items that are not reclassified to profit or loss in later periods	(1)		17	8
Share of other comprehensive income on equity accounted entities			2
Change in the fair value of interests with effects on other comprehensive income	(1)		15	8
Items that may be reclassified to profit in later periods	136	(1,363)	986	(1,569)
Currency translation differences	946	(1,642)	1,983	(1,806)
Change in the fair value of cash flow hedging derivatives	(1,115)	394	(1,336)	271
Share of other comprehensive income on equity-accounted entities	(24)		(54)	46
Taxation	329	(115)	393	(80)

Total other items of comprehensive income (loss)	135	(1,363)	1,003	(1,561)
Total comprehensive income (loss)	1,343	(1,864)	3,323	(9,394)
attributable to:
- Eni's shareholders	1,338	(1,866)	3,309	(9,399)
- Non-controlling interest	5	2	14	5

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2020		47,900
Total comprehensive income (loss)	(9,394)
Dividends paid to Eni's shareholders	(1,965)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	(5)
Total changes		(11,367)
Shareholders' equity at September 30, 2020		36,533
attributable to:
- Eni's shareholders		36,460
- Non-controlling interest		73

Shareholders' equity at January 1, 2021		37,493
Total comprehensive income (loss)	3,323
Dividends paid to Eni's shareholders	(2,390)
Dividends distributed by consolidated subsidiaries	(5)
Issue of perpetual subordinated bonds	2,000
Coupon of perpetual subordinated bonds	(10)
Costs for the issue of perpetual subordinated bonds	(15)
Net purchase of treasury shares	(112)
Other changes	(4)
Total changes		2,787
Shareholders' equity at September 30, 2021		40,280
attributable to:
- Eni's shareholders		40,192
- Non-controlling interest		88

GROUP CASH FLOW STATEMENT

Q2		Q3		Nine months
2021	(€ million)	2021	2020	2021	2020
252	Net profit (loss)	1,208	(501)	2,320	(7,833)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,622	Depreciation, depletion and amortization	1,779	1,777	5,101	5,634
569	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	76	(4)	678	2,745
24	Write-off of tangible and intangible assets	70	(36)	99	311
519	Share of (profit) loss of equity-accounted investments	(53)	(26)	424	1,378
(6)	Gains on disposal of assets, net	(4)	(2)	(92)	(6)
(39)	Dividend income	(54)	(32)	(120)	(104)
(17)	Interest income	(19)	(24)	(57)	(96)
200	Interest expense	200	210	594	668
944	Income taxes	1,548	504	3,393	2,156
87	Other changes	(9)	171	(185)	93
(606)	Cash flow from changes in working capital	(757)	(74)	(2,554)	614
(286)	- inventories	(733)	17	(1,623)	1,078
(228)	- trade receivables	(1,039)	(523)	(2,955)	1,493
503	- trade payables	1,655	(86)	2,671	(2,691)
(165)	- provisions for contingencies	(13)	(77)	(255)	(476)
(430)	- other assets and liabilities	(627)	595	(392)	1,210
(11)	Net change in the provisions for employee benefits	(35)	(22)	(16)	4
204	Dividends received	185	85	539	413
3	Interest received	5	(1)	20	32
(189)	Interest paid	(214)	(217)	(623)	(751)
(839)	Income taxes paid, net of tax receivables received	(993)	(352)	(2,495)	(1,424)
2,717	Net cash provided by operating activities	2,933	1,456	7,026	3,834
(1,552)	Cash flow from investing activities	(2,002)	(1,345)	(5,256)	(4,647)
(1,183)	- tangible assets	(1,133)	(839)	(3,409)	(3,308)
(2)	- prepaid right of use			(2)
(65)	- intangible assets	(67)	(50)	(178)	(149)
(331)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(425)		(756)	(109)
(20)	- investments	(128)	(95)	(668)	(250)
(42)	- securities and financing receivables held for operating purposes	(109)	(29)	(178)	(129)
91	- change in payables in relation to investing activities	(140)	(332)	(65)	(702)
89	Cash flow from disposals	47	23	353	121
88	- tangible assets	15	1	191	7
1	- intangible assets			1
(5)	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of			76
(35)	- tax on disposals			(35)
19	- investments	3		22	6
21	- securities and financing receivables held for operating purposes	32	22	111	99
	- change in receivables in relation to disposals	(3)		(13)	9
(634)	Net change in receivables and securities not held for operating purposes	(469)	507	(1,654)	970
(2,097)	Net cash used in investing activities	(2,424)	(815)	(6,557)	(3,556)

GROUP CASH FLOW STATEMENT (continued)

Q2		Q3		Nine months
2021	(€ million)	2021	2020	2021	2020
1,112	Increase in long-term debt	18	840	1,351	5,132
(1,464)	Payment of long-term debt	(66)	(505)	(1,978)	(2,621)
(226)	Payment of lease liabilities	(230)	(214)	(675)	(676)
87	Increase (decrease) in short-term financial debt	(980)	37	(762)	768
(839)	Dividends paid to Eni's shareholders	(1,511)	(423)	(2,350)	(1,957)
(5)	Dividends paid to non-controlling interests			(5)	(3)
	Acquisition of additional interests in consolidated subsidiaries	(4)		(4)
	Net purchase of treasury shares	(102)		(102)
1,985	Issue of perpetual subordinated bonds			1,985
	Coupon of perpetual subordinated bonds			(10)
650	Net cash used in financing activities	(2,875)	(265)	(2,550)	643
(14)	Effect of exchange rate changes on cash and cash equivalents and other changes	17	(24)	39	(36)
1,256	Net increase (decrease) in cash and cash equivalents	(2,349)	352	(2,042)	885
8,464	Cash and cash equivalents - beginning of the period	9,720	6,527	9,413	5,994
9,720	Cash and cash equivalents - end of the period (a)	7,371	6,879	7,371	6,879

(a) Cash and cash equivalents as of June 30, 2021 and as of September 30, 2021, include €7 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item Assets held for sale in the balance sheet.

SUPPLEMENTAL INFORMATION

Q2		Q3		Nine months
2021	(€ million)	2021	2020	2021	2020
	Investment of consolidated subsidiaries and businesses
101	Current assets	38		139	15
368	Non-current assets	766		1,134	182
(51)	Cash and cash equivalents (net borrowings)	(213)		(264)	(64)
(66)	Current and non-current liabilities	(125)		(191)	(11)
352	Net effect of investments	466		818	122
(1)	Non-controlling interests			(1)	(10)
351	Purchase price	466		817	112
	less:
(20)	Cash and cash equivalents	(41)		(61)	(3)
331	Investment of consolidated subsidiaries and businesses net of acquired cash and cash equivalents	425		756	109
	Disposal of consolidated subsidiaries and businesses
2	Disposal of businesses			2
(7)	Disposal of non-current assets			233
	less:
	Investments in consolidated subsidiaries and businesses
	Current assets			371
	Non-current assets			394
	Net borrowings			(128)
	Current and non-current liabilities			(436)
	Net effect of investments			201
(5)	Net effect of disposals			34
	less:
	Cash and cash equivalents acquired			42
(5)	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalents divested			76

Capital expenditure

Q2		Q3			Nine months
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
950	Exploration & Production ⁽ᵃ⁾	951	673	41	2,757	2,691	2
	of which: - acquisition of proved and unproved properties		51	..	13	51	(75)
126	- exploration	146	27	..	306	274	12
793	- oil & gas development	791	583	36	2,385	2,323	3
15	Global Gas & LNG Portfolio	1	1		16	8	..
208	Refining & Marketing and Chemicals	162	138	17	497	515	(3)
139	- Refining & Marketing	122	100	22	356	374	(5)
69	- Chemicals	40	38	5	141	141
76	EGL, Power & Renewables	98	63	56	258	204	26
69	- EGL & Renewables	85	51	67	220	170	29
7	- Power	13	12	8	38	34	12
20	Corporate and other activities	21	17	24	115	49	..
(1)	Impact of unrealized intragroup profit elimination	(1)	(3)		(4)	(10)
1,268	Capital expenditure ⁽ᵃ⁾	1,232	889	39	3,639	3,457	5

(a) Includes reverse factoring operations in the nine months of 2021.

In the nine months of 2021, capital expenditure amounted to €3,639 million (€3,457 million in the nine months of 2020), increasing by 5% from the same period of the previous year, and mainly related to:

- oil and gas development activities (€2,385 million) mainly in Egypt, Indonesia, Angola, the United States, Mexico and the United Arab Emirates;

- refining activity in Italy and outside Italy (€289 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€67 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- initiatives relating to gas and power marketing in the retail business and renewables activities (€220 million).

Exploration & Production

Q2			Q3		Nine months
2021			2021	2020	2021	2020
1,597	Production of oil and natural gas (a)(b)	(kboe/d)	1,688	1,701	1,663	1,740
65	Italy		82	105	82	108
172	Rest of Europe		213	224	208	241
247	North Africa		266	253	262	254
371	Egypt		364	290	363	286
293	Sub-Saharan Africa		316	369	306	376
147	Kazakhstan		119	144	140	162
169	Rest of Asia		201	172	173	179
116	Americas		111	127	113	117
17	Australia and Oceania		16	17	16	17
137	Production sold (a)	(mmboe)	141	143	417	431

PRODUCTION OF LIQUIDS BY REGION

Q2			Q3		Nine months
2021			2021	2020	2021	2020
779	Production of liquids	(kbbl/d)	805	817	799	854
23	Italy		36	47	35	47
114	Rest of Europe		127	133	127	141
125	North Africa		128	107	128	114
96	Egypt		82	64	82	65
188	Sub-Saharan Africa		209	217	196	227
100	Kazakhstan		89	101	97	110
75	Rest of Asia		82	90	78	90
58	Americas		52	58	56	60
-	Australia and Oceania		-	-	-	-

PRODUCTION OF NATURAL GAS BY REGION

Q2			Q3		Nine months
2021			2021	2020	2021	2020
4,339	Production of natural gas	(mmcf/d)	4,688	4,694	4,584	4,705
220	Italy		242	310	250	323
309	Rest of Europe		455	481	426	532
652	North Africa		732	772	712	746
1,463	Egypt		1,501	1,201	1,495	1,174
557	Sub-Saharan Africa		569	808	583	790
249	Kazakhstan		161	232	228	275
498	Rest of Asia		629	432	501	470
305	Americas		314	367	302	305
86	Australia and Oceania		85	91	87	90

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (122 and 130 kboe/d in the third quarter of 2021 and 2020, respectively, 115 and 123 kboe/d in the nine months of 2021 and 2020, respectively, and  108 kboe/d in the second quarter of 2021).